1. Name and Address of Reporting Person
   Halker, Gary P.
   469 North Harrison Street
   Princeton, NJ 08540-5297
2. Issuer Name and Ticker or Trading Symbol
   Church & Dwight Co., Inc. (CHD)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   10/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Chief Infor
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              7897             D
Common Stock                                                                              4561             I           Prfit
                                                                                                                       Shring/Saving
                                                                                                                       Plan Trust
Common Stock                                                                              710              I           By Daughter
                                                                                                                       Lindsay Rose
Common Stock                                                                              380              I           By Daughter
                                                                                                                       Emily

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0 <F2>  10/15/2002 A         10.29        <F3>       <F3>      Common  10.298   $34.8400   248.6881 D
                                             8                                 Stock
Stock Option   $10.3125                                             04/24/2006 Common                      9200     D
                                                                               Stock
Stock Option   $10.8125                                             11/01/2006 Common                      8800     D
                                                                               Stock
Stock Option   $13.625                                              01/26/2008 Common                      10600    D
                                                                               Stock
Stock Option   $17.125                                              02/24/2010 Common                      6200     D
                                                                               Stock
Stock Option   $20.75                                               05/06/2009 Common                      5000     D
                                                                               Stock
Stock Option   $24.305                                              04/30/2011 Common                      4700     D
                                                                               Stock
Stock Option   $33.56                                               06/17/2012 Common                      3700     D
                                                                               Stock

Explanation of Responses:

<F1>
Balance of shares has been adjusted to correct the number of phantom stock shares previously reported incorrectly from the deferred compensation plan.
<F2>
1-for-1
<F3>
The phantom stock was acquired under the Church & Dwight Co., Inc. officers deferred compensation plan and are to be settled in cash at such time as prescribed by the plan.

SIGNATURE OF REPORTING PERSON
/s/ Gary P. Halker

DATE
10/17/2002